Exhibit 99.33

MAKE WHOLE AGREEMENT AND UNDERTAKING

TO:	Bespoke Capital Acquisition Corp. (the “Corporation”)

RE:	Covenants of Bespoke Sponsor Capital LP, as sponsor of the Corporation (the “Sponsor”) pursuant to the Corporation’s final prospectus, dated August 8, 2019 (the “Prospectus”)

WHEREAS pursuant to the Prospectus, the Corporation has offered to the public in its initial public offering (the “Offering”), 35,000,000 Class A restricted voting units (or 40,250,000 Class A restricted voting units if the over-allotment option granted by the Corporation to Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc., as underwriters of the Offering (the “Underwriters”) pursuant to the Prospectus (the “Over-Allotment Option”) is exercised in full) (the “Class A Restricted Voting Units”);

AND WHEREAS each Class A Restricted Voting Unit consists of one Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant;

AND WHEREAS an aggregate of U.S.$350,000,000 from the Offering (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full) (together with any interest or other amounts subsequently earned thereon, and any other amounts subsequently raised and placed in escrow, together with any interest or other amounts subsequently earned thereon) will be deposited with TSX Trust Company, as escrow agent (the “Escrow Agent”), in an escrow account (the “ Escrow Account”) pursuant to an escrow agreement among the Corporation, the Escrow Agent and, for the limited purposes specified therein, the Underwriters (the “Escrow Agreement”);

AND WHEREAS effective immediately prior to the closing by the Corporation of a qualifying acquisition (as defined herein), if applicable, the Corporation shall pay to each redeeming holder of Class A Restricted Voting Shares a specified redemption amount in accordance with the terms of the articles of the Corporation and the Escrow Agreement;

AND WHEREAS upon the approval of any extension to the Permitted Timeline (as defined herein) (the “Extension to Permitted Timeline”), if applicable, as soon as practicable thereafter on a date specified by the Corporation, the Corporation shall pay to each redeeming holder of Class A Restricted Voting Shares a specified redemption amount in accordance with the terms of the articles of the Corporation and the Escrow Agreement;

AND WHEREAS in the event that the Corporation (I) is unable to complete a qualifying transaction within the Permitted Timeline (the “No Qualifying Acquisition Winding-Up”), on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), or (II) otherwise completes a Winding-Up (as defined herein) prior to the termination of the Permitted Timeline (the “Automatic Redemption”), on a date specified by the Corporation, in each of case (I) and (II), the Corporation shall pay to each holder of Class A Restricted Voting Shares a specified redemption amount in accordance with the terms of the articles of the Corporation and the Escrow Agreement;

AND WHEREAS the Sponsor has agreed to provide certain covenants, in order to preserve the holders of Class A Restricted Voting Shares’ initial investment of U.S.$10.00 per Class A Restricted Voting Unit in the Escrow Account in certain circumstances, and to replenish the Escrow Account in respect of third party claims in certain circumstances, all as outlined in greater detail herein;

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Sponsor agrees as follows:

Section 1	Certain Defined Terms

In addition to other terms defined elsewhere in this Agreement and Undertaking, the following terms have the following meanings:

“Agreement and Undertaking” means this make whole agreement and undertaking;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than U.S.$0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 18 months from the Closing Date(or 21 months from the Closing if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but has not completed the qualifying acquisition within such 18-month period), as it may be extended as described in the Prospectus;

“Part VI.1 Taxes” means the taxes payable or paid, as the context requires, pursuant to Part VI.1 of the Tax Act;

“qualifying acquisition” has the meaning ascribed thereto in the in the TSX Company Manual (as amended from time to time, and subject to any exemptive relief granted by the Exchange);

“Target” has the meaning ascribed thereto in Section 2(b);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Waiver” means an agreement executed by a third party and the Corporation pursuant to which such third party waives any and all right, title, interest or claim of any kind in or to any monies or other assets held in the Escrow Account; and

“Winding Up” means the liquidation and cessation of the business of the Corporation.

Capitalized terms used herein but not defined have the meanings ascribed thereto in the Prospectus.

Section 2	Covenants by the Sponsor

The Sponsor hereby undertakes and agrees as follows:

(a)	In the event of an Automatic Redemption, a No Qualifying Acquisition Winding-Up, or an Extension to Permitted Timeline, whereby the Part VI.1 Taxes payable would cause the amounts paid per share from the Escrow Account to redeeming holders of Class A Restricted Voting Shares to be less than the initial U.S.$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), the Sponsor will be liable, and will make payment of and contribute the amount, to the Corporation required in order for the Corporation to be able to pay U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 Taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share).

(b)	In the event of the liquidation of the Escrow Account upon the occurrence of a No Qualifying Acquisition Winding-Up or Automatic Redemption, or in the event of an Extension to Permitted Timeline or the completion of a qualifying acquisition, the Sponsor agrees to indemnify and hold harmless the Corporation against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Corporation may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Corporation (other than the Corporation’s auditors), or (ii) a prospective qualifying acquisition target with which the Corporation has entered into, or has discussed entering into, a transaction agreement (a “Target”); provided, however, that such indemnification of the Corporation by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party (other than the Corporation’s auditors) for services rendered or products sold to the Corporation or a Target do not reduce the amount of funds in the Escrow Account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, and (ii) such lesser amount per Class A Restricted Voting Share held in the Escrow Account as of the date of the full or partial liquidation of the Escrow Account, as applicable, due to reductions in the value of the assets held in the Escrow Account, other than due to the failure to obtain a Waiver, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed such a Waiver. In the event that any such executed Waiver is deemed to be unenforceable against such third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Direct payments or contributions of the Sponsor to the Escrow Account shall be made in such manner as it determines. This Section 2(b) is subject to Section 2(c).

(c)	In the event that the amount of funds in the Escrow Account are reduced below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, and (ii) such lesser amount per Class A Restricted Voting Share held in the Escrow Account as of the date of the full or partial liquidation of the Escrow Account, as applicable, due to reductions in the value of the assets held in the Escrow Account, other than due to the failure to obtain a Waiver from such third party, in each of case 2(c)(i) and 2(c)(ii), less the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its payment, contribution, liability and/or indemnification obligations hereunder or that it has no payment, contribution, liability and/or indemnification obligations hereunder related to a particular claim, the Sponsor acknowledges that the Corporation’s independent directors at that time may determine whether to take legal action against the Sponsor to enforce its payment, contribution, liability and/or indemnification obligations herein.

(d)	Except as described in this Agreement and Undertaking, the Sponsor will not be liable to the Corporation for any other reductions to the Escrow Account that would cause the Corporation to pay less than U.S.$10.00 per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions of Class A Restricted Voting Shares.

(e)	Notwithstanding Section 2(b), the indemnification of the Corporation by the Sponsor set out in Section 2(b) shall not apply as to any claims under the Corporation’s obligation to indemnify the Underwriters against certain liabilities.

(f)	The Sponsor shall have the right to defend against any such claim described in Section 2(b) with legal counsel of its choice reasonably satisfactory to the Corporation if, within 15 days following the Sponsor’s receipt of written notice of the claim, the Sponsor notifies the Corporation in writing that the Sponsor shall undertake such defense.

(g)	The Sponsor is permitted to make any and all direct payments or contributions required under this Agreement and Undertaking (including, for greater certainty, in respect of any indemnification obligations herein) to the Escrow Account in such manner as it determines.

Section 3	Severability

If any provision of this Agreement and Undertaking shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and Undertaking and the remaining provisions shall continue in full force and effect.

Section 4	Governing Law

This Agreement and Undertaking shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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DATED this 15th day of August, 2019.

BESPOKE SPONSOR CAPITAL LP, by its general partner BESPOKE CAPITAL PARTNERS, LLC

Per:	(signed) “Mark Harms”
	Name:	Mark Harms
	Title:	Managing Member

[Signature Page – Make Whole Agreement and Undertaking]